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                 April 5, 2022

       Aaron S. Halfacre
       Chief Executive Officer, President and Director
       MODIV INC.
       120 Newport Center Drive
       Newport Beach, CA 92660

                                                        Re: MODIV INC.
                                                            Registration
Statement on Form S-3
                                                            Filed March 30,
2022
                                                            File No. 333-263985

       Dear Mr. Halfacre:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Mark D. Stern, Esq.